Exhibit 21
Subsidiaries of the Registrant

Steadfast Apartment REIT Operating Partnership, L.P.	Delaware
Steadfast Apartment REIT Limited Partner, LLC	Delaware
STAR at Spring Hill, LLC	Delaware
STAR Harrison Place, LLC	Delaware
STAR Summer Valley, LLC	Delaware
STAR Terrace Cove, LLC	Delaware